787 Seventh Avenue New York, NY 10019-6099 212 728 8000 Fax: 212 728 8111
April 13, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.
(Investment Company Act File No. 811-04700)
The Gabelli Healthcare & WellnessRx Trust
(Investment Company Act File No. 811-22021)
Proxy Statement/Prospectus on Form N-14
Response to Staff Comments

Ladies and Gentlemen:
On behalf of The Gabelli Equity Trust Inc. (the “Equity Trust”) and The Gabelli Healthcare & WellnessRx Trust (the “Healthcare Trust”), please find responses to comments provided by Laura E. Hatch of the Staff of the SEC in a telephone conversation with the undersigned of our firm on March 26, 2007 regarding the filing of a proxy statement/prospectus on Form N-14 (the “Proxy Statement/Prospectus”).
For the convenience of the Staff, comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Equity Trust and the Healthcare Trust. The responses to the Staff’s comments are set out immediately under the restated comment.
(1) Comment: Please state when the registration statement on Form N-2 concerning the Healthcare Trust will be filed in relation to the filing of the Form N-8A.
     Response: The Healthcare Trust will file a registration statement on Form N-2 within 90 days of the filing of the Form N-8A.
(2) Comment: Please explain how long after the completion of the spin-off transaction the Healthcare Trust plans on being fully invested according to its investment strategies.
     Response: The Healthcare Trust currently expects to be fully invested within three months after the transaction but not later than six months after the transaction.

April 13, 2007

(3) Comment: Please plainly disclose in the shareholder letter or in another suitable part of the Proxy Statement/Prospectus that the transaction may involve a return of capital to Equity Trust shareholders.
     Response: The requested disclosure has been included.
(4) Comment: In addition to disclosing the monetary amount of the portion of the Equity Trust’s assets that will be contributed to the Healthcare Trust, please consider adding disclosure noting what percentage of the Equity Trust will be contributed as well.
     Response: The requested disclosure has been included.
(5) Comment: Please disclose whether the spin-off transaction satisfies all or any portion of the Equity Trust’s 10% distribution policy.
     Response: The requested disclosure has been included. The spin-off transaction may satisfy a portion of the 10% distribution policy depending on the adjusting distribution the Board of the Equity Trust will consider at the end of the fourth calendar quarter.
(6) Comment: Please disclose the effect of the transaction, if any, on holders of preferred shares of the Equity Trust.
     Response: The requested disclosure has been added. Please note that the transaction will have the effect of reducing overall asset coverage but the asset coverage far exceeds that required under the Investment Company Act of 1940 and under rating agency guidelines.
(7) Comment: Disclosure contained in the Proxy Statement/Prospectus states that the Healthcare Trust will invest in equity securities and income securities of companies involved to a substantial extent in providing products, services, or equipment for the healthcare and wellness industries. Please add disclosure quantifying the meaning of “substantial extent.”
     Response: The disclosure has been revised to include the terms “primarily engaged” in place of “involved to a substantial extent.” “Primarily engaged,” as used in the Proxy Statement/Prospectus, means a company that derives at least 50% of its revenues or earnings from, or devotes at least 50% of its assets to, the indicated businesses.
(8) Comment: Please clarify what is meant by “lifestyle needs” contained in the disclosure defining healthcare and wellness companies.
     Response: The disclosure has been clarified. “Lifestyle needs” are those related to food, beverages, nutrition and weight management.
(9) Comment: The disclosure does not currently state what percentage of assets of the Healthcare Trust will be invested outside the United States. Please add disclosure stating that the Healthcare Trust will have at least 40% of its assets invested in securities outside the United States.

April 13, 2007

     Response: The Healthcare Trust has decided to remove the word “Global” from its name as it cannot under current market conditions guarantee that at least 40% of its assets will be invested in securities outside the United States. The disclosure has been revised accordingly.
(10) Comment: Please confirm whether the Healthcare Trust anticipates, at this time, issuing preferred shares.
     Response: The Healthcare Trust does not anticipate, at this time, issuing preferred shares.
(11) Comment: Please highlight the differences in the specific risks associated with investing in each of the Equity Trust and the Healthcare Trust.
     Response: The requested disclosure has been included.
(12) Comment: The disclosure indicates that the Healthcare Trust may borrow money and use short sales to pursue its investment objective. Please include any borrowings or short sales in the estimated expenses of the Table of Fees and Expenses of the Healthcare Trust. In addition, the disclosure indicates that the Healthcare Trust may invest in other investment companies. Please note that new fee table disclosure with respect to investments in other funds is now required and that such disclosure, if applicable, should be included in the Table of Fees and Expenses of the Healthcare Trust.
     Response: The estimated fees and expenses in the Table of Fees and Expenses do not reflect borrowing money, short sales or investments in other investment companies as the Healthcare Trust does not currently anticipate using these investments or investment techniques during the current fiscal year.
(13) Comment: Please confirm that preferred shareholders are not voting separately on the transaction.
     Response: The holders of Common Stock and Preferred Stock of the Equity Trust are voting together as a single class and therefore, Preferred Shareholders will not be voting separately and will not have separate quorum or voting requirements.
(14) Comment: Please include disclosure regarding the availability of the discussion of the Healthcare Board’s approval of the advisory agreement.
     Response: The disclosure has been included.
(15) Comment: As the disclosure indicates that the Healthcare Trust will be investing in foreign securities as well as derivatives, please include additional disclosure in the section entitled “Net Asset Value,” regarding the valuation of these investments.
     Response: The disclosure has been included.
(16) Comment: Please clarify in the section entitled “Equity Trust’s 10% Distribution Policy” that the assets of the Equity Trust will decrease pursuant to the transaction and that any subsequent distributions will be based on a lower net asset value of the Equity Trust.

April 13, 2007

     Response: The requested disclosure has been included.
(17) Comment: Please confirm that no retirement plan or pension benefits are available to the Directors or Trustees, as applicable, of the Equity Trust and the Healthcare Trust.
     Response: The Equity Trust and the Healthcare Trust confirm that they do not offer their Directors and Trustees, as applicable, a retirement plan or pension benefits.
(18) Comment: In Appendix B, please disclose that the Healthcare Trust will invest 25% or more of its assets in the healthcare and wellness industry. In addition, please clarify that market fluctuations can have an effect on the asset coverage requirements with respect to borrowings.
     Response: The requested disclosure has been included.
Each of the Equity Trust and the Healthcare Trust hereby represents that, with respect to the filing of the Proxy Statement/Prospectus made by the Equity Trust and the Healthcare Trust with the SEC and reviewed by the Staff, it acknowledges that:
a)	each of the Equity Trust and the Healthcare Trust is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	each of the Equity Trust and the Healthcare Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-2000 or Rose F. DiMartino at (212) 728-8000.
Very truly yours,
/s/ David Joire
David Joire

cc:	Laura E. Hatch, Division of Investment Management, SEC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Mary C. Carty, Esq., Willkie Farr & Gallagher LLP
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc. and
The Gabelli Healthcare & WellnessRx Trust
Agnes Mullady, The Gabelli Equity Trust Inc. and
The Gabelli Healthcare & WellnessRx Trust
Carter W. Austin, The Gabelli Equity Trust Inc. and
The Gabelli Healthcare & WellnessRx Trust